EXHIBIT 12.1

HCPI

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2002	2001	2000	1999	1998
RATIO OF EARNINGS TO FIXED CHARGES
Fixed Charges:
Interest Expense and Debt Amortization:	77,952	78,489	86,747	58,458	37,625
Pro-Rata Share of Unconsolidated Partnerships' Fixed Charges	727	530	441	414	777
Rental Expense	164	152	138	119	111
Capitalized Interest	1,323	243	514	1,223	1,800

Fixed Charges	80,166	79,414	87,840	60,214	40,313

Earnings:
Net Income from Operations	145,614	130,289	124,531	88,547	76,819
Add Back Fixed Charges	80,166	79,414	87,840	60,214	40,313
Less Capitalized Interest	(1,323)	(243)	(514)	(1,223)	(1,800)

Total	224,457	209,460	211,857	147,538	115,332

Ratio of Earnings to Fixed Charges	2.80	2.64	2.41	2.45	2.86

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Fixed Charges:
Interest Expense and Debt Amortization:	77,952	78,489	86,747	58,458	37,625
Pro-Rata Share of Unconsolidated Partnerships' Fixed Charges	727	530	441	414	777
Preferred Stock Dividend	24,900	24,900	24,900	17,775	8,532
Rental Expense	164	152	138	119	111
Capitalized Interest	1,323	243	514	1,223	1,800

Fixed Charges	105,066	104,314	112,740	77,989	48,845

Earnings (see above)	224,457	209,460	211,857	147,538	115,332

Ratio of Earnings to Fixed Charges	2.14	2.01	1.88	1.89	2.36